EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Unitholders
Western Gas Holdings, LLC (as general partner of Western Gas Partners, LP):
We consent to the use of our reports, in the registration statement on Form S-8 of Western Gas Partners, LP, dated February 23, 2017 with respect to the consolidated balance sheets of Western Gas Partners, LP and subsidiaries as of December 31, 2016 and the related consolidated statement of operations, equity and partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, each of which is incorporated by reference herein.
/s/ KPMG LLP
Houston, Texas
December 13, 2017